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FOR IMMEDIATE RELEASE            CONTACTS:  Royal Numico N.V.
JUNE 5, 2000                                Klaas A. de Jong, Director Corporate
                                            Affairs
                                            31-79-353-9028
                                            klaas.dejong@numico.com


                                            Media:  BSMG Worldwide
                                            Edward Nebb, 212-445-8213



                         ROYAL NUMICO COMPLETES CASH
                       TENDER OFFER FOR REXALL SUNDOWN

ZOETERMEER, THE NETHERLANDS, JUNE 5, 2000-Royal Numico N.V. ("Numico") (Amsterdam Stock Exchange: NUM) today announced the expiration of its previously announced cash tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of Rexall Sundown, Inc. ("Rexall Sundown") (Nasdaq: RXSD) at a price of $24.00 per share, net to the seller in cash, without interest thereon. The tender offer was made through Numico's indirect wholly owned subsidiary, Nutricia Investment Corp.

The tender offer expired, as scheduled, at 12:00 Midnight, New York City time, on Friday, June 2, 2000.

As of the expiration of the tender offer, based on information provided by the depositary for the tender offer, approximately 62,657,416 shares, representing approximately 96.36 percent of Rexall Sundown's issued and outstanding shares of common stock, were validly tendered and not withdrawn. The shares of common stock tendered include 1,239,166 shares tendered pursuant to Notices of Guaranteed Delivery. Pursuant to the terms of the offer, Numico accepted for payment, and will promptly pay for, all shares of common stock validly tendered and not withdrawn in the offer. Numico will acquire the remaining outstanding shares of Rexall Sundown common stock pursuant to a merger of Nutricia Investment Corp. with and into Rexall Sundown. As a result of the merger, the remaining outstanding shares of Rexall Sundown common stock (except for shares owned by Numico, Rexall Sundown or any of their respective subsidiaries and shares held by stockholders exercising dissenters' rights) will be converted into the right to receive $24.00 in cash, without interest, and Rexall Sundown will thereby become an indirect wholly owned subsidiary of Numico.

Royal Numico N.V. (www.numico.com), headquartered in Zoetermeer, the Netherlands, is a world leader in specialized nutrition, including infant nutrition, clinical nutrition and nutritional supplements, under well-known brand names like Nutricia, Milupa, Cow & Gate and GNC. Numico has acknowledge expertise in the field of research and development of scientifically based nutrition. The company operates in over 100 countries.

Rexall Sundown, Inc. (www.rexallsundown.com), headquartered in Boca Raton, Florida, is a leading manufacturer and marketer of vitamins, nutritional supplements and consumer health products primarily for the U.S. mass market.